Exhibit 99.13

CONSENT OF ROY ECCLES

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “Preliminary Economic Assessment of LANXESS Smackover Project” dated August 1, 2019, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Standard Lithium Ltd. (the “Company”) for the year ended June 30, 2023 (collectively, the “Annual Report”).

The undersigned also hereby consents to the use of the undersigned’s name and the incorporation by reference of such information contained in the Annual Report into the Company’s Registration Statement on Form F-10 (File No. 333-273462), as amended.

Dated this 22 day of September 2023.

Best regards,

/s/ Roy Eccles

Roy Eccles MSc. P. Geol. P. Geo.

Chief Operations Officer and Senior Consultant

APEX Geoscience Ltd.

100, 11450 – 160 Street

Edmonton, Alberta, T5M 3Y7 Canada

Phone: (780) 467-3532

Email: reccles@apexgeoscience.com